UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  August 23, 2011

CAMTEK WINS APPEAL OF THE DECISION IN
RUDOLPH PATENT INFRINGEMENT CASE

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

MIGDAL HA’EMEK, Israel, August 23, 2011 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) reported today that the U.S. Court of Appeals for the Federal Circuit, which hears all patent appeals from U.S. federal courts nationwide, issued an opinion yesterday vacating the adverse judgment against Camtek in a patent infringement case brought against it by August Technology Corp. (now Rudolph Technologies, Inc.) in the Federal District Court for the District of Minnesota.

The appellate decision comes six years after August sued Camtek for infringement of its patent (No. 6,826,298) on high-speed semiconductor wafer inspection technology.  The District Court, following a jury decision, had entered a judgment of infringement, a permanent injunction against Camtek and an award of $8.7 million in damages plus interest.  The Federal Circuit found that the District Court erred in the construction of a key claim term and vacated the finding of infringement, the damages award and the permanent injunction.  The Court of Appeals remanded the case to the District Court for a limited trial based on the corrected claim construction, which significantly narrows the scope of August's patent.

“We are pleased that the Court of Appeals vacated the judgment of infringement, damages and the permanent injunction.  We shall now endeavor towards the next step in a favorable outcome with the remaining proceedings,” said Roy Porat, Chief Executive Officer of Camtek Ltd.

Kramer Levin Naftalis & Frankel LLP argued the successful appeal on behalf of Camtek.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.  Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.